Jessica W. Hammons
Thompson & Knight LLP
1700 Pacific Avenue, Suite 3300
Dallas, Texas 75201

November 6, 2007

RE: NGP Capital Resources Company
File Nos.: 333-146715 and 814-00672

Dear Ms. Hammons;

On October 15, 2007, your firm filed a registration statement on Form N-2 on behalf of NGP Capital Resources Company (the "Company"). The registration statement has been filed to register securities for a shelf offering pursuant to Rule 415 under the Securities Act of 1933. Based on your letter dated October 15, 2007, which represented to us that the disclosure in the registration statement in not materially different from the information about the Company included in the Company's original registration statement (declared effective on November 9, 2004), except for updated financial information, we have only reviewed the revisions to the disclosure that was contained in the original registration statement, and the new financial information. Based on that limited review, we have the following comments on the filing.

Prospectus

1.   Cover Page—State that any prospectus supplements will disclose the fact of and the amount of the immediate dilution that purchasers will experience. The prospectus supplements also should indicate whether the shares are trading at a discount to net asset value.

2.   Cover Page—Disclose whether the last reported sales price of the common stock represents a discount to net asset value.

3.   Cover Page—The stated investment objective appears to reflect a change from the objective in the original registration statement (the new objective adds "property components"). Were shareholders notified about this change and were shareholders required to approve this change?

4.   Cover Page—Please update the last reported sales price of the common stock and give the stock's net asset value as of that date.

5.   Cover Page—Please make sure the disclaimers and the date of the prospectus are on the outside front cover page of the prospectus.

6.   Introduction—Disclose that an investment in the Company represents a high degree of risk, or explain in your response letter why this is not the case.

7.   Introduction—The reference to "property components" should include a cross-reference to a definition of this term.

8.   About Our Executive Officers; About NGP; Domestic Upstream E & P Sector; Domestic Midstream and Downstream Sectors—Please explain the deletion of these sections.

9.   Investment Activity—Does this section mean that the Company had less than 70% of its assets in qualifying investments?

10.   Our Investment Approach—The disclosure states that the Company's "investment approach seeks attractive returns while limiting potential losses." Explain how the Company limits losses.

11.   Operating and Regulatory Structure—The list of investments comprising the 30% basket has been deleted. Disclose the "other opportunities" that will comprise the 30% basket.

12.   Risks Relating to Our Business and Investments—Move the sixth bullet point in this section ("Our manager and our management team have limited experience…") to the section titled "Manager Risks".

13.   Risks Relating to Our Business and Investments—Move the seventh and eighth bullet points (status as BDC and RIC qualification) to the section titled "Legal and Tax Risks".

14.   Legal and Tax Risks—Move the third bullet point (non-publicly traded investments) to the section titled "Risks Related to Our Business and Investments".

15.   Offerings (Use of Proceeds)—For what corporate purposes besides investing in portfolio companies will the Company use the proceeds of this offering?

16.   Fees and Expenses—Other than "Other Expenses" explain what other numbers are "estimates".

17. Fees and Expenses—Explain in your letter the deletion of the phrase "borne by us" in the offering expenses line item and the deletion of the phrase "as a percentage of offering price" from the total stockholder transaction expenses line item.

18. Fees and Expenses—Either delete the phrase "paid by us" from the total stockholder transaction expenses line item or explain in your letter the reason for this insertion.

19. Fees and Expenses—In footnote 6, please insert the hurdle rate.

20. Fees and Expenses—The last line of footnote 9 should be deleted or placed further back in the prospectus.

21. Fees and Expenses—Explain the addition of "and other credit facility expenses" in the "Interest on borrowed funds" line item. This line item only should show interest expense.

22. Fees and Expenses—Explain the parentheticals after the expense numbers in the fee table.

23. Legal and Tax Risks—Explain why the disclosure about the non-publicly traded nature of portfolio investments is placed in this section.

24. Investors Will Suffer Immediate Dilution—Disclose the amount of the immediate dilution.

25. Use of Proceeds—This section states that net proceeds will be utilized within two years. Add that they will be utilized within two years after the termination or completion of sales. See Guide 1 to Form N-2.

26. Our Energy Investment Focus—The first bullet point states that the Company will invest in energy companies "and companies that provide services to those businesses". Explain in your letter whether these services are energy-related, and, if not, whether investments in the companies that provide these services meet the Company's investment strategies.

27. Targeted Investments—The second paragraph in the second bullet point ("Stand-Alone Subordinated Loans") has a phrase ("these loans or the loans may be structured as non-amortizing") that does not seem to follow the preceding clause.

28. Administration Agreement—This agreement should include a simple negligence standard and not a "reckless disregard" standard.

29. Plan of Distribution—The eighth paragraph states that the Company may enter into derivative or other hedging transactions with third parties. In your letter, explain the nature and anticipated amount of these derivative and hedging transactions.

Part C

30. Add an exhibit that includes all relevant powers of attorney.

Accounting Comments

31. Please explain why it is appropriate to consolidate the accounts of NGP Capital Resources Company. Regulation S-X, section 6.03 (c)(1) states that statements of the registrant may be consolidated only with the statements of subsidiaries that are investment companies. The term investment company as used in Regulation S-X is a "registered investment company".

32. Please provide the following information regarding all subsidiaries:

- What is the purpose of the subsidiary? What types of services does the subsidiary provide?
- Who is receiving services from the subsidiary? Is it only the Company or other companies as well?
- Does the Company control the subsidiary? If so, does the Company intend to retain control of the subsidiary in the future?
- Why was the subsidiary separately created?
- What is the structure of the subsidiary (e.g., an LLC?)

33. Financial Highlights—The predominate expense ratio required by Form N-2 should include all expenses. In the 12/31/2006 financial highlights, the ratio required by the form is listed after the general and administrative expense ratio. The total expense ratio of 4.50% should be the first ratio listed in the financial highlights. Other ratios can be shown as long as they are not misleading. See Item 4 of Form N-2.

We urge all persons who are responsible for the accuracy and Adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to the Company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- The Company is responsible for the accuracy and adequacy of the disclosure in the filings;
- Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings;
- The Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

If you have any questions, please call me at (202 551-6970.

Sincerely,

Mary A. Cole
Senior Counsel